                        1934 ACT REGISTRATION NO. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             DATED OCTOBER 16, 2003

                         FOR THE MONTH OF SEPTEMBER 2003

                       UNITED MICROELECTRONICS CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                              NO. 3 LI HSIN ROAD II

                          SCIENCE-BASED INDUSTRIAL PARK

                             HSINCHU, TAIWAN, R.O.C.

                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F          [X]                   Form 40-F  ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ______                              No       [X]

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             United Microelectronics Corporation


Date:    10/16/2003                          By   /s/   Stan Hung
     ----------------------                    ---------------------------------
                                             Stan Hung
                                             Chief Financial Officer

                                     EXHIBIT

Exhibit   Description

99.1 Announcement on September 18, 2003: UMC and Ricoh Broaden 0.13um Manufacturing Partnership

99.2 Announcement on September 22, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

99.3 Announcement on September 23, 2003: Board Approved a Resolution for Stock Option Plan

99.4 Announcement on September 30, 2003: To announce related materials on acquisition of UMCi PTE LTD securities

99.5 Announcement on October 3, 2003: To announce related materials on disposal of Novatek Microelectronics Corp. securities

99.6 Announcement on October 6, 2003: Important resolutions approved from the Company's 8th term, 29th Board Meeting

99.7 Announcement on October 6, 2003: Announcement in connection with the first conversion sale of common shares of UMC by shareholders in the form of ADS

99.8 Announcement on October 7, 2003: To announce related materials on disposal of AU Optronics Corp. securities

99.9 Announcement on October 9, 2003: To announce related materials on disposal of AU Optronics Corp. securities

99.10     Announcement on October 9, 2003: September sales

99.11 Announcement on October 14, 2003: To announce related materials on disposal of AU Optronics Corp. securities

99.12 Announcement on October 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

UMC AND RICOH BROADEN 0.13UM MANUFACTURING PARTNERSHIP

1.Date of occurrence of the event: 2003/09/17

2.Cause of occurrence: Hsinchu, Taiwan, and Osaka, Japan, September 17, 2003 -- UMC (NYSE: UMC), a world leading semiconductor foundry and Ricoh Company Ltd., today announced that the two companies have expanded upon their 0.13um partnership success with the introduction of several new image-processing ICs based on this leading edge process technology, with working silicon already achieved for one of the new products. UMC has been in volume production for Ricoh's 0.13um GPU chip with excellent manufacturing yields, and is applying this knowledge and experience to rapidly develop Ricoh's new line of 0.13um products.

3.Countermeasures: none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.2

REPRESENT SUBSIDIARY COMPANY UMCi PTE LTD TO ANNOUNCE INFORMATION ON ACQUISITION OF EQUIPMENT

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):equipment

2.Date of the occurrence of the event:2003/09/01~2003/09/22

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: transaction volume:10; unit price: USD2,790,000; total transaction price:US27,900,000

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

APPLIED MATERIALS ASIA PACIFIC LTD., not related to the Company

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): not applicable

8.Terms of delivery or payment (including payment period and monetary amount):100% paid after acceptance; restrictive convenants: no; other important stipulations: no

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: price negotiation The reference basis for the decision on price: market price The decision-making department: Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: not applicable

12.Is the appraisal report price a limited price or specific price?: not applicable

13.Has an appraisal report not yet been obtained?: not applicable

14.Reason an appraisal report has not yet been obtained: not applicable

15.Broker and broker's fee: none

16.Concrete purpose or use of the acquisition or disposition: for production purpose

17.Do the directors have any objection to the present transaction?: none

18.Any other matters that need to be specified: none

                                                                    Exhibit 99.3

BOARD APPROVED A RESOLUTION FOR STOCK OPTION PLAN

1.Date of the board of directors resolution: 2003/09/23

2.Issue period: The stock options will be granted within one year of the plan's approval by regulatory authority. The options may be granted in whole or tranches. The actual issue date(s) will be decided by the chairman.

3.Conditions of eligibility for subscription rights: All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4.Number of total issued units of the employee stock option certificates:
150,000,000 units

5.Number of shares each unit represents:1 share

6.Total number of new shares to be issued due to exercise of stock option or the number of shares for share buy-back as required by Article 28-2 of the Securities and Exchange Law:150,000,000 shares

7.Criteria for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a.Exercise price: The exercise price for the shares is the market closing price of Company's common shares on the day the options are issued (granted).

b.Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares. Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1)Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2)Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3)Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8.Method for performance of contract: The Company will issue new share.

9.Adjustment of exercise price:

After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulae:

(Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

Adjusted subscription price =
[( Exercise price before adjustment X shares issued) + (Amount paid for each share X number of new shares issued) ] DIVIDED BY (shares issued + number of new shares issued)

a.Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

b.In the case of free distribution of shares, the amount paid for each share shall be zero.

c.If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

10.Procedures for exercising option:

a.Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article 6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company's stock transfer agent, SinoPac Securities Co.'s department of securities affairs.

b.After the Request is accepted by the company's stock transfer agent, SinoPac Co.'s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c.Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company's stock transfer agent, SinoPac Securities Co.'s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the entitlement certificates.

d.As of the date the entitlement certificates, the entitlement certificates are tradable upon the delivery.

e.The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1)7 business days prior to the date of the Board meeting in preparation for the annual shareholder's general meeting, including the day on which the board meeting is being held, till the stock dividend record date or dividend record date, whichever comes later. When there is no distribution of dividend for the year as resolved by the annual shareholder's general meeting, the final day shall end on the date on which the shareholder's annual general meeting was held.

(2)From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

11.Rights and obligations after exercising options:

The holders of entitlement certificates of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12.The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1)7 business days prior to the date of the Board meeting in preparation for the annual shareholder's general meeting, including the day on which the board meeting is being held,

(2)9/28

(3)12/28

13.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The dilution is 0.95% to shareholders.

14.Other important stipulations:

a.The Rules herein shall come into force following resolution by the board of directors and approval by the regulatory authority. In case of changes in ordinance, reversal of decision by the regulatory authority or change in the objective environment, the Company may amend or terminate the Rules herein by the resolution of the board of directors and approval by the regulatory authority.

b.For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15.Any other matters that need to be specified: none

                                                                    Exhibit 99.4

TO ANNOUNCE RELATED MATERIALS ON ACQUISITION OF UMCi PTE LTD SECURITIES

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): UMCi PTE LTD

2.Date of occurrence of the event:2003/09/30

3.Volume, unit price, and total monetary amount of the transaction: Volume:
310,370,988 shares (including 67,500,000 technical shares); unit price: $1 USD; total amount:$310,370,988 USD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):UMCi PTE LTD; investee company which UMC holds 75.03%

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment,$242,870,988 USD

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Cash injection; The Chairman and President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume:657,242,263 shares; amount:$19,015,618,328 NTD; percentage of holdings: 75.03%;status of restriction of rights: no

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:23.87%; ratio of shareholder's equity:33.40%; the operational capital as shown in the most recent financial statement:$71,840,999 thousand NTD

13.Broker and broker's fee: none

14.Concrete purpose or use of the acquisition or disposition: long term investment on share holdings

15.Net worth per share of company underlying securities acquired or disposed of: not applicable

16.Do the directors have any objection to the present transaction?: none

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: none

18.Any other matters that need to be specified: none

                                                                    Exhibit 99.5

TO ANNOUNCE RELATED MATERIALS ON DISPOSAL OF NOVATEK MICROELECTRONICS CORP. SECURITIES

1.Name of the securities: common shares of Novatek Microelectronics Corp.

2.Trading date:2003/10/03

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:17,000,000 shares; average unit price:$95.642 NTD; total amount:
$1,625,914,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$1,370,326,474 NTD

5.Relationship with the underlying company of the trade: Novatek
Microelectronics Corp., investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:69,147,190 shares;amount:1,039,597,599 NTD; percentage of holdings:20.44%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:24.55% ratio of shareholder's equity:34.35%; the operational capital as shown in the most recent financial statement: $71,840,999 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                    Exhibit 99.6

IMPORTANT RESOLUTIONS APPROVED FROM THE COMPANY'S 8TH TERM, 29TH BOARD MEETING

1.Date of occurrence of the event: 2003/10/03

2.Cause of occurrence: The Board of Directors of the Company has amended the Policy for UMC Conversion Sale Program on October 3, 2003. The amendment includes:

(1)The maximum amount of common shares to be sold in each sale is lifted from 0.3% to 0.6% of the total outstanding common shares during any sale period as of the relevant announcement date, provided that UMC may from time to time determine to increase such aggregate amount of common shares during a sale period to an amount not exceeding 1.0% of the total outstanding common shares as of the relevant announcement date. All ADSs to be sold shall be allocated pro rata to all eligible Selling Shareholders based on their respective indicated numbers of Common Shares for prospective Sales, which indicated numbers of Common Shares shall in no event exceed the aggregate amount of Common Shares to be sold in a Sale Period.

(2)The affiliate of the Company is newly excluded to be a selling shareholder in the sale program.

3.Countermeasures:none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.7

ANNOUNCEMENT IN CONNECTION WITH THE FIRST CONVERSION SALE OF COMMON SHARES OF UMC BY SHAREHOLDERS IN THE FORM OF ADS

1.Date of occurrence of the event: 2003/10/06

2.Cause of occurrence:

(1)Holders of Common Shares who are interested in selling his/her/its Common Shares by participating in the conversion sale program shall satisfy the following eligibility requirements under the Policy of UMC Conversion Sale
Program:

A. Minimum number of shares held: The minimum number of Common Shares which are held by any Selling Shareholder and eligible for Sale shall not be less than 0.04% of the total outstanding Common Shares, i.e., 6,322,113 shares as of October 6, 2003.

B. Minimum holding period: The Selling Shareholder has owned the Common Shares offered for Sale under the Program for a minimum period of one year (from 2002/10/06/ to 2003/10/05).

C. Status of shareholder: The Selling Shareholder must not be an affiliate (as defined under U.S. securities laws) of UMC. In addition, UMC's management and employees are prohibited from participating in the Program.

(2)The aggregate amount of common shares sold in this program shall be not more than 0.6% of the total outstanding Common Shares; provided that UMC may determine to increase such aggregate amount of Common Shares during a Sale Period to an amount not exceeding 1.0% of the total outstanding Common Shares as of the relevant Announcement Date.

(3)Any interested and eligible shareholders may apply with SinoPac Securities (Address: 18F, 2 Chung Ching S. Rd., Sec.1 Taipei, Taiwan
TEL:2316-5228,2316-5176) and submit the application form with all necessary documentation before 5pm, October 17, 2003 to SinoPac Securities. More information can be found on the Company's website: www.umc.com

3.Countermeasures:none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.8

To announce related materials on disposal of AU Optronics Corp. securities

1.  Name of the securities: common shares of AU Optronics Corp.

2.  Trading date: 2003/10/06~2003/10/07

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 9,300,000 shares; average unit price:$45.143 NTD; total amount:
$419,832,400 NTD

4.  Gain (or loss) (not applicable in case of acquisition of securities):
$288,344,406 NTD

5. Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 463,712,039 shares; amount:6,556,189,859 NTD; percentage of holdings:10.86%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.51% ratio of shareholder's equity: 34.29%; the operational capital as shown in the most recent financial statement: $71,840,999 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9.  Do the directors have any objections to the present transaction?: none

10. Any other matters that need to be specified: none

                                                                    Exhibit 99.9

TO ANNOUNCE RELATED MATERIALS ON DISPOSAL OF AU OPTRONICS CORP. SECURITIES

1.Name of the securities: common shares of AU Optronics Corp.

2.Trading date:2003/10/08~2003/10/09

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:9,600,000 shares; average unit price:$43.65 NTD; total amount:
$419,036,800 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$283,307,258 NTD

5.Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:454,083,686 shares;amount:6,420,059,448 NTD; percentage of holdings:10.63%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:24.46% ratio of shareholder's equity:34.22%; the operational capital as shown in the most recent financial statement: $71,840,999 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                   Exhibit 99.10

                       UNITED MICROELECTRONICS CORPORATION

                                 October 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2003

1) Sales volume (NT$ Thousand)

  PERIOD               ITEMS                       2003             2002             CHANGES           %
---------          --------------               ----------       ----------        ----------       ------
September          Invoice amount                7,593,464        6,429,928         1,163,536       18.10%
Jan - Sep          Invoice amount               63,208,960       54,157,296         9,051,664       16.71%
September          Net sales                     7,521,381        6,014,749         1,506,632       25.05%
Jan - Sep          Net sales                    61,142,874       49,891,921        11,250,953       22.55%

2) Funds lent to other parties (NT$ Thousand)

                                BALANCE AS OF PERIOD END
                           ----------------------------------
                           THIS MONTH              LAST MONTH             LIMIT OF LENDING
                           ----------              ----------             ----------------
UMC                                 0                       0                   32,281,487
UMC's subsidiaries             30,141                  30,417                    1,940,958

3) Endorsements and guarantees (NT$ Thousand)

                                              CHANGE IN THIS MONTH    BALANCE AS OF PERIOD END    LIMIT OF ENDORSEMENTS
                                              --------------------    ------------------------    ---------------------
UMC                                                              0                           0               64,562,974
UMC's subsidiaries                                         178,111                     178,111                  178,111
UMC endorses for subsidiaries                                                                0                        0
UMC's subsidiaries endorse for UMC                                                           0                        0
UMC endorses for PRC companies                                                               0                        0
UMC's subsidiaries endorse for PRC companies                                                 0                        0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities                                              N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ thousand

Underlying assets / liabilities                                           15,000
Financial instruments                                         Interest rate swap
Mark to market value                                                        30.6

b Trading purpose : None

                                                                   Exhibit 99.11

TO ANNOUNCE RELATED MATERIALS ON DISPOSAL OF AU OPTRONICS CORP. SECURITIES

1.Name of the securities: common shares of AU Optronics Corp.

2.Trading date:2003/10/13~2003/10/14

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:9,600,000 shares; average unit price:$45.47 NTD; total amount:
$436,524,400 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$300,794,858 NTD

5.Relationship with the underlying company of the trade: AU Optronics Corp., investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:444,483,858 shares;amount:6,284,329,906 NTD; percentage of holdings:10.41%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:24.42% ratio of shareholder's equity:34.16%; the operational capital as shown in the most recent financial statement: $71,840,999 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                   Exhibit 99.12

                       UNITED MICROELECTRONICS CORPORATION

                        For the month of September, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of September, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

                                     Number of shares held
                                     when elected (for
                                     Directors,
                                     Supervisors and        Number of shares   Number of shares
                                     Executive Officers)    held as of         held as of
     Title              Name         or as May 30, 2001     August 31, 2003    September 30, 2003      Changes
   ---------         -----------     ---------------------  ----------------   ------------------     ---------
      CMO             Chris Chi                                    3,027,464            2,847,464     (180,000)
   President         Fu-Tai Liou                                   5,579,735            5,409,735     (170,000)
   President         Hong-Jen Wu                                  32,462,872           32,282,872     (180,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders

                                     Number of              Number of
                                     shares pledge          shares pledge
                                     as of                  as of
     Title           Name            August 31, 2003        September 30, 2003    Changes
     -----           ----            ----------------       -------------------   -------
      N/a            N/a

3) The acquisition assets (NT$ Thousand)

        Description of assets             September   Jan - Sep
---------------------------------------   ---------   ---------
Semiconductor Manufacturing Equipment       266,402   4,515,932
Fixed assets                                      0      38,518

4) The disposition of assets (NT$ Thousand)

        Description of assets             September   Jan - Sep
---------------------------------------   ---------   ---------
Semiconductor Manufacturing Equipment       156,255   1,495,757
Fixed assets                                      0      27,523